April 24, 2012
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
 Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

 Statement on News Report about Financial Results

This is to give notice that the April 24, 2012 news report on our financial results was not based on information disclosed by Advantest Corporation. Our results for the fiscal year ended March 31, 2012, will be announced at 3pm on April 26 Tokyo time.